U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

(Amendment No.  ~~3~~ 4 to FORM 10)

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOFORCE NANOSCIENCES HOLDINGS, INC.

(Name of Small Business Issuer in its charter)

Nevada	000-51074	74-3078125
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
2020 General Booth Blvd. Suite 230 Virginia Beach, VA 23454
(Address of principal executive offices)

Registrant's telephone number: (757) 306-6090

Registrant's fax number: (757) 306-6092

______________________________________

Copies to:

Richard W. Jones, Esq.

Jones & Haley, P.C.

 ~~115 Perimeter Center Place, Suite 170~~

~~30346-1238~~

750 Hammond Drive, Suite 100, Building 12,

Atlanta, Georgia 30328-6273

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001

Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.  (Check One)

Large accelerated filer [ ] Non-accelerated filer [ ] Emerging growth company [ ]	Accelerated filer [ ] Smaller reporting company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

ITEM 1.  BUSINESS.

BioForce Nanosciences Holdings, Inc. ("BioForce or the "Company”) was previously in the business of manufacturing nano-particular measurement devices and molecular printers but due to a lack of profitability, 2013 the subsidiary of the company that owned that technology filed for bankruptcy. That subsidiary and related technology was later bought out of bankruptcy by an unrelated third party.  Subsequently, new management came into the Company to pursue a better business model and now the Company’s mission is to become a leading provider of natural vitamins, minerals and other nutritional supplements, powders and beverages, formulated to promote a healthier lifestyle for active individuals in all age ranges. The Company private labels products with key distributors and manufacturing providers.

BioForce entered into the supplement business in or about 2015. These supplements, powders and beverages offer vitamins and minerals to complement a healthy intake of protein and carbohydrates for active individuals and participants in sports.

BioForce recently changed its business plan and it is in the process of establishing a dynamic marketing campaign to achieve brand awareness of its product offerings to drive business growth through sales of nutrition supplements to retailers, sporting goods retailers, supermarkets, mass merchandisers, and online. BioForce currently markets its products through social media and telemarketing. The Company plans to expand marketing efforts with a direct marketing and B2B (Business to Business) sales campaign, with the eventual expectation to expand throughout the entire United States.

The Company proactively seeks to expand its "BioForce Eclipse” nutritional powder for use into households throughout the U.S., and the Company will approach retail stores, including health food and sporting goods stores to create a vendor relationship. During this phase, the Company will continue to try to advance its social media platform with direct online and targeted advertisements to health conscience individuals.

Nutrition retailers, grocery stores, retail pharmacies, and online stores, like Amazon, will be important channels for the Company’s Eclipse product-lines. In The USA, there are thousands of direct outlets like grocery stores, pharmacies, hospitals, department stores, medical clinics, surgery clinics, universities, nursing homes, prisons, and other facilities which are all targets of potential sales of the vitamin and mineral supplemental products.

The Company plans to offer its products for direct sales on its website at www.bioforceeclipse.com, which is currently under development.

The $31.2 billion vitamin and supplement manufacturing industry grew on average 2.5% annually between 2012 and 2017.  In 2018, industry revenue is expected to grow an additional 3.5%.

The Company will seek out retail sales opportunities with gyms, health clubs, and fitness centers with incentive base sales agreements based on volume of sales obtained.

Currently, the Company receives 100% of its revenues from the sale of the BioForce Eclipse private label brand powder supplements.  The product is a mixture of amino acids, key vitamins, and other plant based proteins, essential to the physical well-being of the individual. Protein supplements are known to promote muscular growth, so athletes or others often take them as a dietary supplement to gain muscle mass.

Nutritional Products are made up of a wide range of products, which include supplements, meal replacement products, multivitamins, and convenience products. As these products have increased in popularity, more individuals have been attempting to get in optimal physical condition, wanting to use products that complement their lifestyles, exercise, or athletic regimen. BioForce’s Management is aware of other potential products and will continue to evaluate these potential markets and possible new products lines.

BioForce entered into a market that has some reputable players, but has limited leadership. BioForce will work to get the product available through most retail channels, so that customers will see both convenience in purchasing the product, and convenience over having to take numerous different supplements. After BioForce launches its products into the sports nutrition supplement industry, it is anticipated that there will be other firms that will work to offer similar products. This fact magnifies the importance of BioForce’s quality and its support of its products.

The initial marketing efforts will focus on the online stores, B2B sales, direct mail, industry trade shows, conventions, and affiliate marketing designed to educate prospective users and distributors, including retail channels, doctors and gyms. Less direct methods will include TV and radio advertising until such time as the Company’s budget allows it to upgrade its marketing plan and to do so effectively.

BioForce Supplements will maintain an executive office in Virginia Beach, Virginia. All marketing, sales, and customer support will be managed from its Virginia Beach Office. Private labeling is done on a contractual basis unless an opportunity to vertically integrate production makes fiscal sense.

BioForce Nanosciences Holdings sells the BioForce Eclipse powder multivitamin and mineral supplement without non-compete and non-disclosure agreements. The Company currently private labels the powder through a manufacturer located in Virginia. The Company has a Supplier Agreement with this manufacturer that gives the Company non-exclusion rights to market the product.  The distributor owns the rights to the formula for this product.  If the Company can source product in a more cost-effective way without diminished quality, the Company would evaluate such opportunities when presented.  Currently, the distributor who provides the private label powder provides "Consignment Terms,” which allows us to only pay for the product when it is sold.

In addition to manufacturing the product, this private label vitamin distributor also offers custom labeling and packaging of the product. BioForce utilizes these services, and will seek out examples from other potential manufacturer and distributor of future products to ensure that the quality of work reflects the Company’s standards for presentation and quality.

The FDA has rules regarding the fitness for consumption of foods as well as vitamins and supplements sold to the public, and those laws apply to our product.  However, our product does not require pre-clearance like a drug in order to be sold into the marketplace.

BioForce’s management understands that similar competing products are available to the consumer, and customers may consider switching from BioForce Eclipse to a competitor’s product. Moreover, the supplier of BioForce Eclipse products may sell competing products into the marketplace. Manufacturers and distributors who provide private label services generally incentivize larger orders, which the Company might not be financially able to provide.  Management remains conscience of changes in the market place, its relationship with the Private Label manufacture distributor, and other risk associated with supply chain issues.

BioForce’s dietary supplements and vitamins cannot take the place of a well-balanced diet. Some people believe that the ingestion of supplements, pills and beverages can make up for poor eating habits; but vitamin and mineral supplements don’t offer a wellness solution. None of BioForces’ products are approved by the FDA and are sold without doctors prescriptions through the Company’s marketing channels.

The Company caters to the needs of customers with a focus on the elderly and athletes across numerous sports, ages, and economic backgrounds.

The Company plans to offer numerous products beyond nutritional supplement powder, but will only offer products that advance the BioForce product-line name, "BioForce Eclipse” (See Fig. 1-product labels).

The aging baby boomers, report regular use of multivitamin and multi-mineral supplements at a higher rate than other demographic group. Recent surveys have indicated that women, Caucasians, individuals with higher education levels, people with lower body mass indexes and people with higher physical activity levels were more likely to use supplements. These groups were also most likely to talk to a doctor about the need for supplements, because they knew about their benefits, they are subject to a higher risk of deficiencies, or had a family history of medical type issues.

Health conscience "Baby Boomers,” sports participants, and other active individuals continue to extend their health education awareness. The industry's traditional focus on these groups is shifting to an ever-expanding group that includes recreational and lifestyle users, such as fitness enthusiasts, weekend athletes and gym-goers, of all ages.

BioForce will provide its consumer base with products that serve their health needs and which add value even beyond their needs. The Company first introduced its multivitamin and mineral supplemental powder product, "BioForce Eclipse in December, 2014.” With the introduction of this first product, BioForce advances the Company’s name offering additional products that meet the standards for a healthy lifestyle.  BioForce Eclipse is a private label branding produced by Body Align, LLC from a distributor located in Virginia, USA.

The Company has had one customer in each of the last two fiscal years.  The customer is not required to purchase the product in the future and the Company’s marketing plan is to broaden the Company’s customer base. (See "Risk Factors.”)

The Company will increase and maintain its U.S. market share by offering new incentives and promotions to customers that may have otherwise been holding off on trying its products. The Company will market new biodegradable, recyclable containers of its products to its customer base and new markets. BioForce will evaluate the success of its marketing objectives and determine which marketing strategy provides the best results. As sale volumes increase, we expect that it will become necessary to hire sales associates.

The Company has two full time employees, Mr. Merle Ferguson, its President, and Mr. Richard Kaiser, its Secretary.

Figure 1- product lables

REPORTS TO SECURITY HOLDERS.

(1)

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2)

Following the effectiveness of this Registration Statement the Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934 (the "Act”), as amended, and will file all required reports with the SEC.

(3)

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 1A.  RISK FACTORS.

The following risks and uncertainties are important factors that could cause actual results or events to differ materially from those indicated by forward-looking statements. The factors described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and results.  If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.  As a result, the market price of shares of our Common Stock could decline significantly.

There may exist conflicts of interest on the part of our officers and directors.

Our directors and officers are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Our officers and directors are engaged in business activities outside of the Company. There exists potential conflicts of interest including, among other things, time, effort and business combinations with other such entities.

We have no operating profits to date. There are many impediments to us turning our business into a profitable enterprise in the foreseeable future. Continuing losses may exhaust our capital resources and force us to discontinue operations.

Our ability to turn our business into a profitable enterprise depends on many factors, including:

▪	securing adequate funding to sustain us until we are able to generate sufficient sales revenue;

▪	generating and sustaining customer interest and strategic relationships that translate into product sales;

▪	completing research and development of current products and developing additional products;

▪	producing quality products in a timely manner to fulfill customer delivery and acceptance requirements;

▪	identifying, implementing and maintaining the appropriate protection for our intellectual property rights;

▪	anticipating product development and marketing activities in the industry in which we operate;

▪	maintaining and expanding our operations; and

▪	attracting and retaining a qualified work force.

We cannot assure you that we will achieve any of the foregoing factors or realize profitability in the immediate future or at any time.

We are in need of additional funding to sustain our business as a going concern. Several factors may impact our ability to secure the funds necessary to carry on our business.

Our business does not currently generate enough revenue to sustain our activities. At ~~September 30, 2017~~ March 31, 2018, we had net working capital of ~~$21,155~~ $14,097, a cash balance of ~~$14,325~~ $18,825 , and stockholders’ equity of ~~$21,155~~ $14,097.  We require additional debt or equity funding from third parties to provide us with the necessary capital to carry on our business. Several factors may limit our ability to attract sources of these funds, including:

▪	We have no history of profitability;

▪	Our current levels of debt, other liabilities and shareholder equity;

▪	The limited market for trading our Common Stock;

▪	The unproven market for BioForce Eclipse leading to uncertainty as to our ability to generate sales revenues; and

We cannot assure you that we will be able to secure the funds we need in the amounts and at the times we require them in order for us to continue in business.  If we are unable to identify and secure additional funding immediately, we will likely be required to curtail certain portions of our operations, or cease operations entirely.  Because of our financial condition, our independent auditors have qualified their opinion on our financial statements regarding our ability to continue as a going concern.

The highly competitive nature of our industry could affect our results of operations, which would make profitability even more difficult to achieve and sustain.

The vitamin and supplement business is highly competitive. Many existing and potential competitors have greater financial resources, larger market shares, and larger production and technology research capabilities than us. This may enable them to establish a stronger competitive position, in part, through greater marketing opportunities and challenges to our intellectual property. If we are unable to address competitive developments quickly and effectively, we may not be able to grow our business or remain a viable entity.

We rely upon independent suppliers for our ingredients and fulfillment.

We do not manufacture our products but rather subcontract the manufacture of these products. Based on quality, price, and performance, we have selected certain suppliers, vendors and subcontractors that provide ingredients and packaging. For some items we are dependent on a single supplier or a small number of suppliers. Although we have identified alternate sources, there can be no assurance that a transition to such alternative sources would not entail quality assurance and quality control difficulties, on-time delivery problems, or other transitional problems, any or all of which could have an impact on our production and could have a material adverse effect on our business, financial condition, or results of operations.

If we fail to adapt to changes affecting our products technology and the markets, we will become less competitive, thereby adversely affecting our future financial performance.

Unless we can develop our present products, our ability to generate revenue may be hindered and our ability to achieve profitability will be negatively affected. In order to remain competitive, we must respond in a timely and cost-efficient basis to changes in technology, industry standards and procedures, and customer preferences. We must be able to continuously develop new products and services to address these developments. In some cases these changes may be significant and the cost to address these changes may be substantial. We cannot assure you that we will be able to adapt to any changes in the future or that we will have the financial resources to respond to changes in the marketplace. Also, the cost of adapting our technologies, products and services may have a material adverse affect on our operating results.

Our business could be adversely affected by local, state, national and international laws and regulations.

The manufacture and sale of our current products have not required registration under the U.S. Food, Drug and Cosmetic Act or any other domestic or international laws or regulations. We anticipate, however, that some products we may develop, as well as some product applications we pursue with customers, may require such registration in the future in order to market and sell the resultant products. Moreover, such laws could change and thereby require the registration of our products, or regulatory approval for product.  The process of obtaining regulatory approval is typically costly and time consuming, and involves a high level of uncertainty as to its outcome. Complying with such laws and regulations could negatively affect our business and anticipated revenues and there can be no assurance that we will successfully satisfy applicable regulatory requirements.

In addition, although we have not historically been significantly affected by any United States governmental restrictions on import, export and customs regulations and other present local, state or federal regulation, any future legislation or administrative action restricting our ability to sell our products to certain countries outside the United States could significantly affect our ability to make certain foreign sales. The extent of adverse governmental regulation, which might result from future legislation or administrative action, cannot be accurately predicted. In particular, the USA Patriot Act and other governmental regulations may impose export restrictions on sale of equipment or transfer of technology to certain countries or groups. There can be no assurance that sale of our products will not be impacted by any such legislation or designation. Depending upon which countries and sales may be designated for trade restriction, and the extent of our foreign sales in the future, such action could have a material adverse effect on our business, financial condition, or results of operations.

Our business plan and future growth strategy anticipates that we may make targeted strategic acquisitions. An acquisition may disrupt our business, dilute stockholder value and distract management's attention from operations.

Part of our business plan for growth anticipates the possibility of acquiring new products or businesses through targeted strategic acquisitions. We may not be able to identify appropriate targets or acquire them on reasonable terms. Even if we make strategic acquisitions, we may not be able to integrate these products and/or businesses into our existing operations in a cost-effective and efficient manner. If we attempt and fail to execute this strategy, our revenues may not increase and our ability to achieve profitability may be impaired. Currently, our ability to make strategic acquisitions may be hampered by our limited capital resources and the limited public market for our stock.

Our intellectual property may infringe on the rights of others, resulting in costly litigation.

In recent years there has been significant litigation in the United States involving patents and other intellectual property rights. In particular, there has been an increase in the filing of suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements quickly to dispose of such suits, regardless of their merits. Other companies or individuals may allege that we infringe on their intellectual property rights. Litigation, particularly in the area of intellectual property rights, is costly and the outcome is inherently uncertain. We cannot assure you that we would have secured a "freedom to operate" opinion in respect to any particular area of practice. Thus, in the event of an adverse result, we could be liable for substantial damages and we may be forced to discontinue our use of the subject matter in question or obtain a license to use those rights or develop non-infringing alternatives. Any of these results would increase our cash expenditures, adversely affecting our financial condition.

We may not be able to manage our growth effectively, which could adversely affect our operations and financial performance.

The ability to manage and operate our business as we execute our development and growth strategy will require effective planning. Significant rapid growth could strain our management and internal resources, and other problems may arise that could adversely affect our financial performance. We expect that our efforts to grow will place a significant strain on personnel, management systems, infrastructure and other resources. Our ability to effectively manage future growth will also require us to successfully attract, train, motivate, retain and manage new employees and continue to update and improve our operational, financial and management controls and procedures. If we do not manage our growth effectively, our operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

Being a public company involves increased administrative costs, which could result in lower net income and make it more difficult for us to attract and retain key personnel.

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC require public companies to institute or change corporate governance practices, and public disclosure controls and procedures. These rules and regulations require us to devote significant resources to developing, implementing, reporting on and auditing procedures appropriate for our business and its size. This increased level of compliance requirements has made it more difficult for us to attract and retain qualified executive officers and directors and, in particular, directors to serve on an audit committee.

We may not be able to attract additional qualified individuals to serve on our Board of Directors, which could adversely affect our controls and procedures.

Our Board is composed of two (2) inside directors.  We do not maintain any standing committees, such as audit, compensation, governance or nominating committees.  Our entire Board performs the tasks of an audit committee.

We have found it difficult to attract and retain qualified individuals to serve on our Board. Our financial position makes it difficult for us to offer our outside Board members meaningful compensation. While we do pay expenses incurred by our directors in connection with attending Board meetings, we do not currently provide any cash compensation to them for their service. We maintain nominal director and officer liability coverage. Taken as a whole, this may not provide the level of security an individual would feel desirable when evaluating whether he or she wished to serve on the Board of a public company in today's environment.

Risks Factors Related to Ownership of Our Common Stock

Our Common Stock is thinly traded and the majority of our stockholders hold restricted shares. The sale of all the shares that are eligible for Rule 144 treatment would result in the sudden increase in the number of shares available for trading in the public market, which could have a negative effect on our stock price.

The Company currently has  ~~9,847,084~~ 9,985,268shares of our Common Stock that is freely tradeable. Stockholders who possess freely tradeable shares of our Common Stock: (a) are non-affiliated shareholders who have held our shares for at least two years; (b) acquired shares in the public trading market; or (c) hold shares of our Common Stock, which have been registered under the Securities Act of 1933, as amended. In addition, the Company has  ~~66,347,740~~ 66,309,903 shares of common stock eligible for sale pursuant to Rule 144. As a result, the sale of the Rule 144 shares could flood the market and result in enormous reductions in the trading price of the Company's stock.

We cannot assure you that there will be an active trading market for our Common Stock and it could be difficult for holders of our Common Stock to liquidate their shares.

Even though our Common Stock is expected to continue to be quoted on the OTC MARKETS, we cannot predict the extent to which a trading market will develop or how liquid that market might become. Also, as described above, many of our shares are "restricted securities" within the meaning of Rule 144 promulgated by the SEC and are, therefore, subject to certain limitations on the ability of holders to resell such shares. Because only a small percentage of our outstanding shares are freely tradeable in the public market, the price of our shares could be volatile and liquidation of a person's holdings may be difficult. Thus, holders of our Common Stock may be required to retain their shares for a long period of time. Since few of our outstanding shares of Common Stock have been registered under federal or state securities laws, the majority of our Common Stock may not be sold or otherwise transferred without registration or reliance upon a valid exemption from registration.

We do not anticipate paying dividends on our Common Stock in the foreseeable future. This could make our Common Stock less attractive to potential investors.

We anticipate that we will retain any future earnings and other cash resources for future operation and development of our business. We do not intend to declare or pay any cash dividends on our Common Stock in the foreseeable future.  Any future payment of cash dividends on our Common Stock will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

Future sales or the potential for sale of a substantial number of shares of our Common Stock could cause our market value to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our Common Stock in the public markets, or the perception that these sales may occur, could cause the market price of our Common Stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities.

The authorization and issuance of blank-check Preferred Stock may prevent or discourage a change in our control or management.

Our amended articles of incorporation authorize the Board of Directors to issue up to one hundred million shares of Preferred Stock without stockholder approval, having terms, conditions, rights, preferences and designations as the Board may determine. The rights of the holders of our Common Stock will be subject to, and may be adversely affected by the rights and any additional series of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging a person from acquiring a majority of our outstanding Common Stock.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Under Nevada corporate law, we are permitted to include or exclude certain provisions in our articles of incorporation and/or by-laws that could discourage information contests and make it more difficult for stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our Common Stock. For example:

•

Without prior stockholder approval, the Board of Directors has the authority to issue one or more classes of Preferred Stock with rights senior to those of Common Stock, and to determine the rights, privileges and preferences of that Preferred Stock;

•

Under Nevada law, we are not required to provide for, and our by-laws do not provide for, cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•

Nevada law provides certain protections from combinations with shareholders who may exert substantial influence over the combination due to their large ownership instead. We have opted out of those protections in our bylaws. As a result, potential investors may value our stock lower than companies that did not opt out of the provisions. These so called "interest shareholders" are defined in NRS § 78.423 as:

1.

"Interested stockholder," when used in reference to any resident domestic corporation, means any person, other than the resident domestic corporation or any subsidiary of the resident domestic corporation, who is:

(a) The beneficial owner, directly or indirectly of 10 percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

(b) An affiliate or associate of the resident domestic corporation and at any time within 2 years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the resident domestic corporation.

2.

To determine whether a person is an interested stockholder, the number of voting shares of the resident domestic corporation considered to be outstanding includes shares considered to be beneficially owned by that person through the application of NRS 78.414, but does not include any other unissued shares of a class of voting shares of the resident domestic corporation, which may be issuable to any person, other than the interested stockholder and its affiliates and associates, under any agreement, arrangement or understanding, or upon exercise of rights to convert, warrants or options, or otherwise.

Trading in our shares may be subject to certain "penny stock" regulations which could have a negative effect on the price of our shares in the public trading market.

Public trading of our Common Stock on the OTC Markets, pink current information designation under the symbol BFNH, may be subject to certain provisions, commonly referred to as the penny stock rule, promulgated under the Securities Exchange Act of 1934. A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our stock is deemed to be a penny stock, trading in our stock will be subject to additional sales practice requirements on broker-dealers. These may require a broker dealer to:

•	make a special suitability determination for purchasers of penny stocks;

•	receive the purchaser's written consent to the transaction prior to the purchase; and

•	deliver to a prospective purchaser of a penny stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our Common Stock. Also, many prospective investors may not want to bear the burden of the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

Our success depends substantially on the value of our brands and unfavorable publicity could harm our business.

Manufacturers and distributors of vitamins and supplements like us can be adversely affected by publicity resulting from complaints, litigation or general publicity regarding poor product quality, product tampering, adverse health effects of consumption of or other concerns.  Negative publicity from traditional media or online social network postings may also adversely affect us.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons.  Consumers value readily available information concerning goods and services that they have or plan to purchase, and may act on such information without further investigation or authentication.  The availability of information on social media platforms is virtually immediate, as is its impact.  Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted.  The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available.  Information concerning our Company may be posted on such platforms at any time.  Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business.  The harm may be immediate without affording us an opportunity for redress or correction.  Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets.  In summary, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information’s accuracy.

Regardless of whether any public allegations or complaints are valid, unfavorable publicity relating to our product or products could adversely affect public perception of the entire brand.  Adverse publicity and its effect on overall consumer perceptions of product safety, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.  We must protect and grow the value of our brands to continue to be successful in the future.  Any incident that erodes consumer trust in or affinity for our brands could significantly reduce their value.  If consumers perceive or experience a reduction in food quality, service, ambiance or in any way believe we failed to deliver a consistently positive experience, the value of our brands could suffer.

Changes in consumer preferences or discretionary consumer spending could harm our performance.

Our success depends, in part, upon the popularity of our products.   Shifts in consumer preferences could negatively affect our future profitability.  Such shifts could be based on health concerns related to many factors.  Negative publicity over the health aspects of such vitamins and supplements may adversely affect consumer demand for our products.  In addition, our success depends, to a significant extent, on numerous factors affecting discretionary consumer spending, general economic conditions (including the continuing effects of the recent recession), disposable consumer income, and consumer confidence.  A decline in consumer spending or in economic conditions could reduce demand for our product or impose practical limits on pricing, either of which could harm our business, financial condition, operating results or cash flow.

Legal actions could have an adverse effect on us.

We have faced in the past and could face in the future legal actions.  Many state and federal laws that govern our industry, and if we fail to comply with these laws, we could be liable for damages or penalties.  Further, we may face litigation from customers alleging that we were responsible for an illness or injury they suffered after using our products. In light of the potential cost and uncertainty involved in litigation, we may settle matters even when we believe we have a meritorious defense. Litigation and its related costs may have a material adverse effect on our results of operations and financial condition.

We may not be able to protect our trademarks, service marks, and trade secrets.

We place considerable value on our trademarks, service marks, and trade secrets. We intend to actively enforce and defend our intellectual property, although we may not always be successful. We attempt to protect our ingredients as trade secrets by, among other things, requiring confidentiality agreements with our suppliers and executive officers.  However, we cannot be sure that we will be able to successfully enforce our rights under our marks or prevent competitors from misappropriating our ingredients, nor can we be sure that our methods of safeguarding our information are adequate and effective.  We also cannot be sure that our marks are valuable; that using our marks does not, or will not, violate others' marks; that the registrations of our marks would be upheld if challenged; or that we would not be prevented from using our marks in areas of the country where others might have already established rights to them.  Any of these uncertainties could have an adverse effect on us and our expansion strategy.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance that is customary for a business of our nature.  However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure against, such as losses due to natural disasters.  Such damages could have a material adverse effect on our business and the results of operations.  Additionally, there is no assurance that we will be able to maintain our current coverage at acceptable premium rates or that any coverage will be available to us in the future.

Failure to establish and maintain our internal control over financial reporting could harm our business and financial results.

Our management team members are responsible for establishing and maintaining effective internal control over financial reporting.  We have identified a material weakness in connection with our assessment of the effectiveness of internal control over financial reporting.  However, internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud.  Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.  Any failure to remediate a material weakness or the occurrence of additional material weaknesses in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our stock.

Our inability or failure to effectively manage our marketing through social media could materially adversely impact our business.

As part of our marketing efforts, we rely on search engine marketing and social media platforms such as Facebook ® and Twitter ® to attract and retain customers. We also are initiating a multi-year effort to implement new technology platforms that should allow us to digitally engage with our customers and team members and strengthen our marketing and analytics capabilities. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee engagement. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary information, negative comments about our Company, exposure of personally identifiable information, fraud, or out-of-date information. The inappropriate use of social media vehicles by our guests or team members could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

Competition

The vitamin and supplement business is highly competitive, with a number of companies that have many facilities and are better established than the Company.  Many of the more established vitamin and supplement providers have substantially greater financial resources, facilities, and depth and experience of personnel than the Company.

Government Regulations

The operation of the Company is subject to various federal and state regulations.  The Company believes that its structure and contemplated operation will not violate current legal requirements.  There is no assurance, however, that regulatory agencies will not take a position that is contrary to the position of the Company or that applicable regulations will not change in a manner that would necessitate a change in the Company's method of operation.  Such a development could have a material adverse financial impact on the Company.

Dependence on Manager

The Company is dependent upon the services of its two officers and directors, Merle Ferguson and Richard Kaiser.  If the Company should lose the services of its current management, there could be a material adverse impact on the Company's business, unless a suitable replacement could be engaged by the Company on satisfactory terms.  There can be no assurance, however, that the Company could engage a suitable replacement on satisfactory terms.  Consequently, the loss of the services of our current management could impose severe adverse consequences on the Company.

Needs to Raise Additional Capital

The Company believes that its current resources will be sufficient to meet its liquidity and capital requirements in the short term; however, there can be no assurance that such funds will be sufficient to meet the Company's capital requirements over the long term. The Company may be required to incur debt, issue equity securities or enter into other financing arrangements to meet the Company's future capital needs.  There is no assurance that the Company will be successful in raising sufficient additional capital for its long-term requirements, and there is no assurance that such financing will be available on terms acceptable to the Company.

Net Losses

The Company was formed on June 28, 1984, and it recently changes its business plan to the development and sale of supplements and vitamins.  The Company has incurred a loss each year.  Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise.  The Company has reported a net loss for each of the last two fiscal years.  The net loss reported by the Company was $31,261 ~~$5,712~~ and, ~~$5,503~~ $5,712, and in fiscal ~~2015~~ 2017 and 2016, respectively (see Financial Statements attached hereto as Exhibit "A").  Although management believes that the Company will be profitable at some point in the future, there can be no assurance that it will be able to do so nor that it will achieve or maintain profitability in the future.

Management Assumptions

This registration statement includes certain statements, forecasts and projections provided by management with respect to the Company's anticipated future performance.  Such statements, forecasts and projections reflect various assumptions by management concerning anticipated results, which assumptions may or may not prove to be correct and which involve numerous and significant subjective determinations.  No representations are made as to the accuracy or achievement of such statements, forecasts or projections.

There is currently no trading market for our common stock.

Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

We have never paid dividends on our common stock.

We have never paid dividends on our Common Stock and do not presently intend to pay dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business plan.

Authorization of Preferred Stock

Our Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of our authorized preferred stock, we may do so in the future.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

The Company has a Limited Number of Customers.

The Company has relied on one customer for the last two fiscal years.  However, that customer has no exclusive rights to the product and it is not required to purchase any products.  The goal of the Company market plan is to broaden its customer base, however, there is no assurance this goal will be attained.  Having so few customers creats a risk that the Company’s revenues could fall to zero.

Consequences of Being Classified as a Shell Corporation.

A shell corporation is defined as a corporation with no or nominal operations and no or nominal cash assets. We believe that the Company is not a shell company, because it is an operating company with an operating business and it has been since it was formed in December, 1999. In the event the Company is classified as a shell, the Company and its shareholders would not be eligible to use certain SEC rules such as Rule 144 and S-8 Registration Statement. This could have a negative impact on the perceived value of the Company's shares, on the Company, as well as on the shareholders.

ITEM 2.  FINANCIAL INFORMATION.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward Looking Statements

From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the Securities and Exchange Commission. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions other than those mentioned in this management's discussion and analysis that could have a material adverse effect on the company's current financial position, future results of operations, or liquidity, because its current operations are limited. However, investors should also be aware of factors that could have a negative impact on the company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources, once it begins to implement its business plan. These may include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the company seek to do so, (iii) increased governmental regulation or significant changes in that regulation, (iv) increased competition, (v) unfavorable outcomes to litigation involving the company or to which the company may become a party in the future, and (vi) a very competitive and rapidly changing operating environment.

The risks identified here are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

The financial information set forth in the following discussion should be read with the financial statements of BioForce NanoSciences Holdings, Inc. included elsewhere herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overall Operating Results:

Three Months – March 31, 2018 and 2017 Statements

Revenues from  the Company’s vitamin supplements for the three  months ended March 31, 2018 and for the three months ending march 31, 2017 were $-0- and $-0-, respectively. During the three months ended March 31, 2018 and 2017, the Company received no orders for its Bioforce Eclipse supplement product.

Gross Margins for the three months ended March 31, 2018 and the same period in 2017 are $-0-, non-existent, due to the fact that no Bioforce Eclipse supplement was sold during these respective periods.

Gross Profit for the three months ended March 31, 2018 was $-0- and for the three months ended March 31, 2017 was $-0-.  Since the Company had no sales in the respective periods, $-0- Gross Profit.

The Cost of Goods Sold for the three months ended March 31, 2018 was $-0- and for the three months ending March 31, 2017 was $-0-, respectively.  The Company had no costs associated with the sale of its Bioforce Eclipse Supplement product due to no sales receipts during these respective periods.

General and Administrative Expenses three months ended March 31, 2018, totaled $23,974, compared to $2,244 for the three months ended March 31, 2017. This increase during the same period ended March 31, 2018 was attributed to higher expenses from professional services as it relates to accounting and legal fees associated with the Company becoming a full-reporting issuer.

Year Ended December 31, 2017, Compared to Year Ended December 31, 2016.

Revenues for the Company’s year ended December 31, 2017 totaled $4,500 from the sales of its vitamin supplements. The decrease of $3,750 as compared to the same period ending December 31, 2016 was attributed to low sales for the Company’s vitamin supplements.

Cost of Goods Sold for the year ending December 31, 2017 totaled $3,245 compared to $6,000 for year ended December 31, 2016.  The decrease was due to reduction in unit sales "BioForce Eclipse” supplement product  in 2017.

Gross margins changed between 2017 and 2016 due to decreases of net sales of units sold of the "BioForce Eclipse” supplement product, 200 units in 2017 compared to 375 units in 2016.

Gross profit for the year ended December 31, 2017 was $1,255 as compared to gross profit for $2,250 for the year ended December 31, 2016. A decrease in gross profit for the period ended December 31, 2017 compared to year ended December 31, 2016 was due to a decrease in unit sales during 2017.

Cost of Goods Sold for the year ending December 31, 2017 totaled $3,245 compared to $6,000 for year ended December 31, 2016.  The decrease was due to reduction in unit sales "BioForce Eclipse” supplement product  in 2017.

General and Administrative expenses for the year ended December 31, 2017 totaled $32,516 compared to $7,962 for December 31, 2016, primarily due to increases in professional service fees.

Net Loss

~~Net loss for the year ended December 31, 2017 and 2016 were $31,261 and $5,712, respectively.~~ Net loss for the Three Month Ended March 31, 2018 and 2017 were $23,974  and $2,244, respectively, and Net loss for the year ended December 31, 2017 and 2016 were $31,261 and $5,712, respectively.

Liquidity and Capital Resources:

As of March 31, 2018, the Company’s assets totaled $22,658, which consisted of cash and prepaid expenses. Our total liabilities were $8,561 for accounts payable and accrued expenses. As of March 31, 2018, the Company had an accumulated deficit of $671,450 and a working capital of $14,097.

As of December 31, 2017, our assets totaled $20,908, which consisted of mainly cash. The Company’s total liabilities were $12,706 which consisted of accounts payable and accrued expenses.  As of this date the Company had an accumulated deficit of $647,476 and working capital of $8,202.

As of December 31, 2016, our assets totaled $16,408, which consisted of cash and prepaid expenses. The Company’s total liabilities were $14,123 which consisted of accounts payable and accrued expenses.  As of this date the Company had an accumulated deficit of $616,215 and working capital of $2,285.

Our independent auditors, in their report on the financial statements, have indicated that the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty. As indicated herein, we need capital for the implementation of our business plan, and we will need additional capital for continuing our operations.  We do not have sufficient revenues to pay our operating expenses at this time.  Unless the company is able to raise working capital, it is likely that the Company will either have to cease operations or substantially change its methods of operations or change its business plan. For the next 12 months the Company has an oral commitment from its CEO to advance funds as necessary to meeting our operating requirement (See Note 5 in Financial Statements).

New Accounting Pronouncements

BioForce NanoSciences Holdings, Inc. does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company, or any of its subsidiaries’ operating results, financial position, or cash flow.

Accounting Principals

The Company has implemented all new accounting pronouncements that are in effect and is evaluating any that may impact its financial statements, including revenue recognition.  The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606), which was further updated in March, April, May and December 2016. The guidance in this update supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfill a contract with a customer.

In accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), revenues are recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods and services. To achieve this core principle, we apply the following five steps: (1) Identify the contract with a client; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to performance obligations in the contract; and (5) Recognize revenues when or as the company satisfies a performance obligation.

We adopted this ASU on January 1, 2018. Although the new revenue standard is expected to have an immaterial impact, if any, on our ongoing net income, we did implement changes to our processes related to revenue recognition and the control activities within them.

ITEM 3.  PROPERTIES.

The Company makes use of the office space of Yes International, which is owned and operated by Richard Kaiser, a Director and the Secretary of the Company.  As a result, the Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of ~~September 30, 2017~~ March 31, 2018, by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all of our directors and officers as a group.

Name and Address of Beneficial Owner	Amount of Common Stock Beneficially Owned	Percentage Ownership of Common stock (1)

Merle Ferguson 1750 Barbara Lane Encinitas, CA 92024	20,000,000 (2)	26.21%
Richard Kaiser 3419 Virginia Beach Blvd., Suite 252 Virginia Beach, VA 23452	10,190,000 (3)	13.36%

Susan Donohue	20,000,000	26.22%
1239 Artic Street Antigo, WI 54409

All Officers and Directors as a Group (2 persons)	30,190,000	39.57%

(1) Applicable percentage ownership is based on 76,295,171 shares outstanding as of ~~December 1, 2017~~ May 24, 2018. There are no options, warrants, rights, conversion privilege or similar right to acquire the common stock of the Company outstanding as of ~~December 1, 2017~~ May 24, 2018.

(2) Mr. Kaiser owns directly 10,000,000 shares of common stock and he owns 190,000 shares beneficially through his Company, Yes International, Inc.

(3) Ms. Donohue owns her shares beneficially through her wholly owned companies, TJJR Enterprises, Inc. and Trade Exchange International, Inc.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table provides information concerning our officers and directors. All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

NAME	AGE	POSITION
Merle Ferguson	71	President/Treasurer/Director
Richard Kaiser	53	Secretary/Director

BIOGRAPHY

Mr. Ferguson became Chairman of the Board of the Company on July 8, 2013, and subsequently on December 1, 2016 he also became CEO and President of the Company. Prior to that, he had no relationship with the Company. Mr. Ferguson attended Yakima Valley College from 1964-1966 with a major in forestry and a minor in Business Management. In April of 1966, he enlisted in the United States Marine Corps, serving two tours in Vietnam, and was honorably discharged in 1970. From 2001 to the present, Mr. Ferguson has served as Chairman, Secretary, Treasurer and majority shareholder of Predictive Technology Group, Inc., a company located in Salt Lake City, Utah, which is a biotech company involved in the manufacturing and marketing of products involving stem cells and genetic therapeutics. Predictive has thirty five (35) employees and has annual revenues of approximately $20,000,000. The stock of Predictive Technology Group is traded on the OTC Markets Pink, current information market. From January, 2009 to the present, Mr. Ferguson has served as Chairman, President, CEO, CFO and majority owner of Element Global, Inc., located in Virginia Beach, Virginia.  Element Global provides mining, media and energy services. It has annual revenues of approximately $100,000 and it has three (3) employees. The stock of Element Global is trades on the OTC Markets Pink, no information market. Beginning in May, 2014, Mr. Ferguson also became Chairman and President of Element Global. From January, 2002 to 2014, Mr. Ferguson served as an Officer and Director of Gold Rock. Since 2014, he has also served as President, Chairman and CEO of Gold Rock, located in Virginia Beach, Virginia, which manufactures homes using rare earth substances and recycled tires. Gold Rock has no revenues and it has two (2) employees. Gold Rock Holdings, Inc. is a stock that is traded on the over the counter market. The Board reviewed Mr. Ferguson's background and it considers him qualified to fill this position, due to his extensive business experience and work with public companies.

On or about July 1, 2013, Mr. Kaiser became the Registrant’s Secretary and Director On December 1, 2016, Mr. Kaiser also served the role of  Interim CFO, corporate secretary and corporate governance officer.  Prior to that, Mr. Kaiser provided services to the Registrant through his Company, Yes International, Inc.  He has served as an officer and Co-Owner of Yes International since July, 1991.  Yes International is a full-service EDGAR conversion filing agent, investor relations and venture capital firm located in Virginia Beach, Virginia. It has revenues of approximately $200,000 and it has four (4) employees.  In 1990, Mr. Kaiser received a Bachelor of Arts degree in International Economics from Oakland University (formerly known as Michigan State University-Honors College.)  The Board reviewed Mr. Kaiser’s background and considered him qualified for his position due to his educational background and his experience with SEC filings and public companies.  From April 1, 2015 to the present, Mr. Kaiser has also served as a director, secretary and interim CEO of Bravo Multinational, Inc., a public company formed under the laws of Delaware with its headquarters located in Ontario, Canada.  Bravo is in the business of buying and selling casino gaming equipment.

Ms. Susan Donohue provided bookkeeping and marketing services to the Registrant through her two business entities TJJR Enterprise, Inc. and Trade Exchange International, Inc.  In consideration for the services the entities received an aggregate of 10,000 shares of common stock Ms. Donohue is not an officer or director of the Company, but she is a greater than 5% shareholder.  Ms. Donohue is the sole director, sole officer and owner of TJJR Enterprises, Inc. and Trade Exchange International, Inc., both privately held entities, which collectively control approximately 26% of the outstanding common stock of the Company. Ms. Donohue is the only employee of both entities.  Ms. Donohue attended the University of Wisconsin, located in Stevens Point, Wisconsin from 1970-1974. There she received a Bachelor of Arts Degree in Sociology/Psychology. From 2000 to the present, Ms. Donohue has been employed by TJJR Enterprises, Inc., located in St. George, Utah.  TJJR Enterprises, Inc. is a Utah corporation involved in product and marketing branding.  The Company helps clients identify market segments where its products will receive the most attention in order to create sales. In addition, TJJR consults about growing market trends for clients and their products.  From 2002 to the present, Ms. Donohue was employed by Trade Exchange International, located in St. George, Utah.  Trade Exchange International is a Utah corporation involved in international export management and advisory services.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert, because it has inadequate financial resources at this time to hire such an expert. The Company anticipates that a qualified financial expert will be obtained when the Company’s financial position improves.

ITEM 6.  EXECUTIVE COMPENSATION.

Name and Principal Position	Year	Salary	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($) (1)(2)(3)
Merle Ferguson President, CEO and Director	2015 2016 2017	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	(2) $-0- $-0-
Richard Kaiser Secretary and Director	2015 2016 2017	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	(3) $-0- $-0-

(1) Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000.

(2) In 2014, 20,000,000 shares of common stock were issued to Mr. Ferguson in connection with his employment contract for services to be rendered over a five-year period.

(3) In 2014, 10,000,000 shares of common stock were issued to Mr. Kaiser in connection with past services rendered to the Company.

Employment Agreements

The Company has an employment contract with Mr. Ferguson for the period from July 1, 2013 until June 30, 2018, and Mr. Kaiser has verbal agreement with the Company. There are no other compensation plans or arrangements, including payments to be made by us with respect to our officers, directors, employees or consultants that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants. There are no arrangements for compensation to be paid to our directors, officers, employees or consultants that would result from a change-in-control.

Stock Options

The Company had no stock options outstanding at ~~September 30, 2017~~ March 31, 2018 .

Board of Directors Compensation

Our executive directors did not receive any compensation for their service as Directors of the Company for the years ended December 31, ~~2015~~2017and 2016.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Mr. Merle Ferguson, Chairman, CEO and President of the Company paid $7,000 and in 2016 he paid $6,500 in expenses on behalf of the Company, with no expectations that these payments would be repaid. Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

ITEM 8.  LEGAL PROCEEDINGS.

At this time, there are no material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)

Market Information. The Company's common stock is traded in the OTC Market. There are currently no shares of common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, the common stock of the Company. The Company has not agreed to register any of its shares of common stock for sale by holders of such common stock. In addition, at this time none of the Company's common stock is being or has proposed to be publicly offered by the Company.

(b)

Holders. As of the date hereof, there are ~~241~~ 235 holders of 76,295,171 shares of the Company's common stock.

(c)

Dividends. The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

In September 2017, the Company issued 188,000 shares of restricted common stock in relief of accounts payable valued at $11,280.  These payables were related to the purchase of raw materials for the years ended December 31, 2016 and~~2016~~ 2015; no underwriter was involved with the sale and no commissions were paid in connection with such sale.

All securities issued by the Company are deemed "restricted securities" within the meaning of that term as defined in Rule 144 of the Securities Act and have been issued pursuant to the "private placement" exemption under Section 4(2) of the Securities Act. Such transactions did not involve a public offering of securities. All purchasers in the private placement had access to information on the Company necessary to make an informed investment decision. The Company has been informed that all purchasers are able to bear the economic risk of this investment and are aware that the securities were not registered under the Securities Act, and cannot be re-offered or re-sold unless they are registered or are qualified for sale pursuant to an exemption from registration. The transfer agent and registrar of the Company will be instructed to mark "stop transfer" on its ledger regarding these shares.

Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.

The securities were acquired for the purchasers own account and not with the view to, or for resale in connection with any distribution. A legend was placed on the certificates issued stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Common Stock

We are authorized to issue 900,000,000 shares of common stock with a par value of $0.001 per share. As of ~~December 1, 2017~~ May 24, 2018, 76,295,171 shares of our common stock were issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

Our shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption or any sinking fund provision, and it carries no subscription or conversion rights. In the event of our liquidation, the holders of the common stock will be entitled to share equally in the corporate assets after satisfaction of all liabilities.

The description contained in this section does not purport to be complete. Reference is made to our certificate of incorporation and bylaws which are available for inspection upon proper notice at our offices, as well as to the Nevada Revised Statutes for a more complete description covering the rights and liabilities of shareholders.

Holders of our common stock

(i)

have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors,

(ii)

are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii)

do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv)

are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

We may issue up to 100,000,000 shares of our preferred stock, par value $0.001 per share, from time to time in one or more series. As of the date of this prospectus, no shares of preferred stock have been issued. Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of preferred stock that may be issued in the future. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Dividends

We have no history of paying dividends, moreover, there is no assurance that we will pay dividends in the future.

Shares Eligible for Future Sale

Our shares are thinly traded on the OTC Market, and we cannot assure you that a significant public market for our common stock will be developed. Sales of substantial amounts of common stock in the public market, or the possibility of substantial sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

The Company has 66,448,087 outstanding shares of common stock that are "restricted” as that term is defined in the Securities Act. At this time, we have not entered into any agreement to register any of our issued and outstanding shares, although such agreement may be entered into in the future, or such an agreement may be made part of the terms of a future combination transaction.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws and articles of incorporation provide that our officers and directors are indemnified to the fullest extent provided by the Nevada Revised Statutes ("NRS").

Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. The NRS excepts from that immunity (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

The Company has not purchased insurance for the directors and officers that would provide coverage for their acts as an officer or director of the Company.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

BIOFORCE NANOSCIENCES HOLDINGS, INC.

FINANCIAL REPORTS
AT
MARCH 31, 2017 (Unaudited)

BIOFORCE NANOSCIENCES HOLDINGS, INC.

TABLE OF CONTENTS

Balance Sheets at March 31, 2018 (Unaudited) and December 31, 2017                                                   24

Statements of Operations for the Three Months Ended   September 30, 2018 and 2017- Unaudited     25

Statements of Cash Flows for the Three Months Ended September 30, 2018 and 2017-Unaudited       26

Notes to Financial Statements                                                                                                                        27 - 29

BioForce Nanosciences Holdings, Inc.

BALANCE SHEETS

	Unaudited	Audited
	March 31,	December 31,
	2018	2017

ASSETS
Current Assets
Cash	$ 18,825	$ 14,325
Accounts Receivable	—	4,500
Prepaid Expenses	3,833	2,083

Total Current Assets	22,658	20,908

Total Assets	$ 22,658	$ 20,908

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable and Accrued Expenses	$ 8,561	$ 12,706

Total Current Liabilities	8,561	12,706

Total Liabilities	8,561	12,706

Commitment and Contingencies (Note 8)

Stockholders' Equity
Preferred Stock - $0.001 Par; 100,000,000 Shares Authorized, -0- Issued	—	—
Common Stock - $0.001 Par; 900,000,000 Shares Authorized,
76,295,171 Issued and Outstanding	76,295	76,295
Additional Paid-In-Capital	609,252	579,383
Accumulated Deficit	(671,450)	(647,476)

Total Stockholders' Equity	14,097	8,202

Total Liabilities and Stockholders' Equity	$ 22,658	$ 20,908

 The accompanying notes are an integral part of these financial statements

BioForce Nanosciences Holdings, Inc.

STATEMENTS OF OPERATIONS - UNAUDITED

For the Three Months Ended March 31,	2018	2017

Sales	$ —	$ —

Cost of Sales	—	—

Gross Profit	—	—

Expenses
General and Administrative	23,974	2,244

Loss Before Income Tax Expense	(23,974)	(2,244)

Income Tax Expense	—	—

Net Loss for the Period	$ (23,974)	$ (2,244)

Weighted Average Number of Common Shares -
Basic and Diluted	76,295,171	76,107,171

Net Loss for the Period Per Common Shares -
Basic and Diluted	$ (0.00)	$ (0.00)

 The accompanying notes are an integral part of these financial statements

BioForce Nanosciences Holdings, Inc.

STATEMENTS OF CASH FLOWS - UNAUDITED

For the Three Months Ended March 31,	2018	2017

Cash Flows from Operating Activities

Net Loss for the Period	$ (23,974)	$ (2,244)

Changes in Assets and Liabilities:
Accounts Receivable	4,500	—
Prepaid Expenses	(1,750)	1,250
Accounts Payable and Accrued Expenses	(4,145)	(2,543)

Net Cash Flows Used In Operating Activities	(25,369)	(3,537)

Cash Flows from Investing Activities	—	—

Cash Flows Provided By Financing Activities
Capital Contributions - Directors	29,869	3,537

Net Change in Cash and Cash Equivalents	4,500	—

Cash and Cash Equivalents - Beginning of Year	14,325	14,325

Cash and Cash Equivalents - End of Year	$ 18,825	$ 14,325

Cash Paid During the Period for:
Interest	$ —	$ —
Income Taxes	$ —	$ —

 The accompanying notes are an integral part of these financial statements

BIOFORCE NANOSCIENCES HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Organization & Description of Business

The Company was incorporated in the State of Nevada on December 10, 1999 as Silver River Ventures, Inc.  On February 24, 2006, the Company completed the acquisition of BioForce Nanosciences Holdings Inc., a Delaware corporation, and changed the corporate name at that time.  The acquisition was made pursuant to an agreement entered into on November 30, 2005 ("Merger Agreement"), whereby we agreed to merge our newly created, wholly owned subsidiary, Silver River Acquisitions, Inc., with and into BioForce, with BioForce being the surviving entity. The Company’s mission is to become a leading provider of vitamin, mineral and other nutritional supplements, powders and beverages, formulated to promote a healthier lifestyle for active individuals in all age ranges.

NOTE 2 – Summary of Significant Accounting Policies

Method of Accounting

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. At March 31, 2018 and December 31, 2017, the Company’s cash consisted of the following:

	March 31,	December 31,
	2018	2017

Checking Account	$ 16,720	$ 12,220
Cash on Hand	2,105	2,105

Total Cash and Cash Equivalents	$ 18,825	$ 14,325

Accounts Receivable

The Company considers accounts receivable to be fully collectible.  Accordingly, no allowance for doubtful accounts is required.  If amounts become uncollectible they will be charged to operations when that determination is made.

Earnings (Loss) per Share

Earnings (loss) per share of common stock are computed in accordance with FASB ASC 260 “Earnings per Share”.  Basic earnings (loss) per share are computed by dividing income or loss available to common shareholders by the weighted-average number of common shares outstanding for each period.  Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities, if dilutive. Common stock equivalents that are anti-dilutive are excluded from both diluted weighted average number of common shares outstanding and diluted earnings (loss) per share.

BIOFORCE NANOSCIENCES HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies - continued

Fair Value of Financial Instruments

The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of accounts payable, accrued liabilities, and notes payable approximate fair value given their short term nature or effective interest rates.

The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of accounts payable and accrued liabilities approximate fair value given their short term nature or effective interest rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), revenues are recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods and services. To achieve this core principle, we apply the following five steps: (1) Identify the contract with a client; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to performance obligations in the contract; and (5) Recognize revenues when or as the company satisfies a performance obligation.

We adopted this ASU on January 1, 2018. Although the new revenue standard is expected to have an immaterial impact, if any, on our ongoing net income, we did implement changes to our processes related to revenue recognition and the control activities within them.

NOTE 3 – Recently Issued Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect and is evaluating any that may impact its financial statements, including revenue recognition.  The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4 – Prepaid Expenses

Prepaid expenses consist of the following at March 31, 2018 and December 31, 2017:

	March 31,	December 31,
	2018	2017

Audit Services	$ 3,000	$ ––
Filing Fees	833	2,083

Total Prepaid Expenses	$ 3,833	$ 2,083

BIOFORCE NANOSCIENCES HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – Going Concern

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported recurring losses from operations.  As a result, there is an accumulated deficit at March 31, 2018 and December 31, 2017.

While the Company is attempting to continue operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations.    Management believes that the actions presently being taken to further implement the Company’s business plan; to expand sales with a dynamic marketing campaign and generate revenues provide the opportunity for the Company to continue as a going concern.  While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues.

NOTE 6 – Related Party Transactions

The Company’s Director, Secretary and Acting CFO, Richard Kaiser, is the operator of Yes International, a full-service investor relations firm.  He handles duties of the Company regarding his officer capacities as the Secretary and Acting CFO, but also provides investor relations services through Yes International for the Company at no charge.

NOTE 7 – Shareholder's Equity

Preferred Stock

Preferred stock consists of 100,000,000 shares authorized at $0.001 par value.  At March 31, 2018 and December 31, 2017 there were -0- shares issued and outstanding.  On December 5, 2017, the Company amended its Articles of Incorporation in order to increase authorized preferred stock to 100,000,000 shares from 50,000,000.

Common Stock

Common stock consists of 900,000,000 shares authorized at $0.001 par value.  At March 31, 2018 and December 31, 2017 there were 76,295,171 shares issued and outstanding.  On December 5, 2017, the Company amended its Articles of Incorporation in order to increase authorized common stock to 900,000,000 shares.

NOTE 8 – Commitments and Contingencies

The Company has no commitments and contingencies.

========================================================================================================================================================================

FINANCIAL REPORTS
AT
DECEMBER 31, 2017

BIOFORCE NANOSCIENCES HOLDINGS, INC.

TABLE OF CONTENTS

Report of Independent Auditor                                                                                            31

Balance Sheets at December 31, 2017 and 2016                                                                 32

Statements of Operations for the Years Ended December 31, 2017 and 2016                    33

Statements of Cash Flows for the Years Ended December 31, 2017 and 2016                   34

Statements of Changes in Equity for the Years Ended December 31, 2017 and 2016        35

Notes to Financial Statements                                                                                              36 - 38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of BioForce Nanosciences Holdings, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BioForce Nanosciences Holdings, Inc. (the "Company") as of December 31, 2017 and 2016, the related statements of operations, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 5 to the financial statements, the Company incurred recurring losses from operations that led to an accumulated deficit. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ B F Borgers CPA PC

We have served as the Company’s auditor since 2017.

Lakewood, Colorado

April 13, 2018

BioForce Nanosciences Holdings, Inc.

BALANCE SHEETS

December 31,	2017	2016

ASSETS
Current Assets
Cash	$ 14,325	$ 14,325
Accounts Receivable	4,500	—
Prepaid Expenses	2,083	2,083

Total Current Assets	20,908	16,408

Total Assets	$ 20,908	$ 16,408

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable and Accrued Expenses	$ 12,706	$ 14,123

Total Current Liabilities	12,706	14,123

Total Liabilities	12,706	14,123

Commitments and Contingencies (Note 9)

Stockholders' Equity
Preferred Stock - $0.001 Par; 100,000,000 Shares Authorized, -0- Issued	—	—
Common Stock - $0.001 Par; 900,000,000 Shares Authorized,
76,295,171 and 76,107,171 Issued and Outstanding, Respectively	76,295	76,107
Additional Paid-In-Capital	579,383	542,393
Accumulated Deficit	(647,476)	(616,215)

Total Stockholders' Equity	8,202	2,285
Total Liabilities and Stockholders' Equity	$ 20,908	$ 16,408

 The accompanying notes are an integral part of these financial statements

BioForce Nanosciences Holdings, Inc.

STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2017	2016

Sales	$ 4,500	$ 8,250

Cost of Sales	3,245	6,000

Gross Profit	1,255	2,250

Expenses
General and Administrative	32,516	7,962

Loss Before Income Tax Expense	(31,261)	(5,712)

Income Tax Expense	—	—

Net Loss	$ (31,261)	$ (5,712)

Weighted Average Number of Common Shares -
Basic and Diluted	76,161,253	76,107,171

Net Loss Per Common Shares -
Basic and Diluted	$ (0.00)	$ (0.00)

 The accompanying notes are an integral part of these financial statements

BioForce Nanosciences Holdings, Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2017	2016

Cash Flows from Operating Activities

Net Loss	$ (31,261)	$ (5,712)

Changes in Assets and Liabilities:
Accounts Receivable	(4,500)	—
Prepaid Expenses	—	(333)
Accounts Payable and Accrued Expenses	9,863	7,795

Net Cash Flows (Used In) Operating Activities	(25,898)	1,750

Cash Flows from Investing Activities	—	—

Cash Flows from Financing Activities
Capital Contributions - Directors	25,898	6,500

Net Change in Cash and Cash Equivalents	—	8,250

Cash and Cash Equivalents - Beginning of Year	14,325	6,075

Cash and Cash Equivalents - End of Year	$ 14,325	$ 14,325

Cash Paid During the Year for:
Interest	$ —	$ —
Income Taxes	$ —	$ —

Supplemental Disclosures of Non Cash Investing and Financing Activities:
Common Stock Issued to Pay Accounts Payable	$ 11,280	$ —

 The accompanying notes are an integral part of these financial statements

BioForce Nanosciences Holdings, Inc.

STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	Common Stock		Additional		Total
	$0 .001 Par		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance - January 1, 2016	76,107,171	$76,107	$535,893	$(610,503)	$ 1,497

Capital Contributions - Directors	—	—	6,500	—	6,500

Net Loss	—	—	—	(5,712)	(5,712)

Balance - December 31, 2016	76,107,171	$76,107	$542,393	$(616,215)	$ 2,285

Capital Contributions - Directors	—	—	25,898	—	25,898

Common Stock Issued in Exchange for Product Payment	188,000	188	11,092	—	11,280

Net Loss	—	—	—	(31,261)	(31,261)

Balance - December 31, 2017	76,295,171	$76,295	$579,383	$(647,476)	$8,202

 The accompanying notes are an integral part of these financial statements

BIOFORCE NANOSCIENCES HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Organization & Description of Business

The Company was incorporated in the State of Nevada on December 10, 1999 as Silver River Ventures, Inc.  On February 24, 2006, the Company completed the acquisition of BioForce Nanosciences Holdings Inc., a Delaware corporation, and changed the corporate name at that time.  The acquisition was made pursuant to an agreement entered into on November 30, 2005 ("Merger Agreement"), whereby we agreed to merge our newly created, wholly owned subsidiary, Silver River Acquisitions, Inc., with and into BioForce, with BioForce being the surviving entity. The Company’s mission is to become a leading provider of vitamin, mineral and other nutritional supplements, powders and beverages, formulated to promote a healthier lifestyle for active individuals in all age ranges.  For the years ended December 31, 2017 and 2016 the Company’s sales consisted of nutritional powders.

NOTE 2 – Summary of Significant Accounting Policies

Method of Accounting

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.  At December 31, 2017 and December 31, 2016, the Company’s cash consisted of the following:

December 31,	2017	2016

Checking Account	$ 12,220	$ ––
Cash on Hand	2,105	14,325

Total Cash and Cash Equivalents	$ 14,325	$ 14,325

Accounts Receivable

The Company considers accounts receivable to be fully collectible.  Accordingly, no allowance for doubtful accounts is required.  If amounts become uncollectible they will be charged to operations when that determination is made.

Earnings (Loss) per Share

Earnings (loss) per share of common stock are computed in accordance with FASB ASC 260 "Earnings per Share”.  Basic earnings (loss) per share are computed by dividing income or loss available to common shareholders by the weighted-average number of common shares outstanding for each period.  Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities, if dilutive. Common stock equivalents that are anti-dilutive are excluded from both diluted weighted average number of common shares outstanding and diluted earnings (loss) per share.

Fair Value of Financial Instruments

The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of accounts payable, accrued liabilities, and notes payable approximate fair value given their short term nature or effective interest rates.

The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of accounts payable, accrued liabilities, and notes payable approximate fair value given their short term nature or effective interest rates.

BIOFORCE NANOSCIENCES HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured.  The Company sales consist of natural nutritional powders which are purchased from an outside vendor when a sales order is completed.

NOTE 3 – Recently Issued Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect and is evaluating any that may impact its financial statements, including revenue recognition.  The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4 – Prepaid Expenses

Prepaid expenses consist of the following at December 31, 2017 and 2016:

December 31,	2017	2016

Filing Fees	$ 2,083	$ 2,083

Total Prepaid Expenses	$ 2,083	$ 2,083

NOTE 5 – Going Concern

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported recurring losses from operations.  As a result, there is an accumulated deficit at December 31, 2017.

While the Company is attempting to continue operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations.    Management believes that the actions presently being taken to further implement the Company’s business plan; to expand sales with a dynamic marketing campaign and generate revenues provide the opportunity for the Company to continue as a going concern.  While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues.

NOTE 6 – Related Party Transactions

The Company’s Director, Secretary and Acting CFO, Richard Kaiser, is the operator of Yes International, a full-service investor relations firm.  He handles duties of the Company regarding his officer capacities as the Secretary and Acting CFO, but also provides investor relations services through Yes International for the Company at no charge.

BIOFORCE NANOSCIENCES HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - Concentrations

For the years ended December 31, 2017 and 2016 the Company’s sales were with one (1) customer and amounted to $4,500 and $8,250, respectively.  For the years ended December 31, 2017 and 2016 the Company’s purchases were with one (1) vendor and amounted to $3,245 and $6,000, respectively.

NOTE 8 – Stock

Preferred Stock

Preferred stock consists of 100,000,000 shares authorized at $0.001 par value.  At December 31, 2017 and 2016 there were -0- shares issued and outstanding.  On December 5, 2017, the Company amended its Articles of Incorporation in order to increase authorized preferred stock to 100,000,000 shares from 50,000,000.

Common Stock

Common stock consists of 900,000,000 shares authorized at $0.001 par value.  At December 31, 2017 and 2016 there were 76,295,171 and 76,107,171 shares issued and outstanding, respectively.  On December 5, 2017, the Company amended its Articles of Incorporation in order to increase authorized common stock to 900,000,000 shares.

NOTE 9 – Commitments and Contingencies

The Company has no commitments and contingencies.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND  FINANCIAL DISCLOSURES.

There are no disagreements with the accountants on accounting and financial disclosures.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)

Index to Financial Statements

Financial statements on pages 22-38

(b)

Index to Exhibits.

Exhibit No.

Description of Exhibit

3.1

Certificate of Incorporation*

3.2

Bylaws*

4.1

Specimen Certificate of Common Stock*

10.1

Supplier Agreement**

10.2

Employment Agreement – Merle Ferguson**

10.3

Oral Employment Agreement – Richard Kaiser***

23.1

Auditor Consent- BF Borgers+

* Previously filed on Form 10 - December 19, 2017

** Previously filed on Form 10/A (Amendment No. 1)- January 26, 2018

*** Previously filed on Form 10/A (amendmen No.3)- April, 25, 2018

+filed herewith

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/Merle Ferguson

Bioforce Nanosciences Holdings, Inc.

        Merle Ferguson

Registrant

Title:  President

Dated:  May 25, 2018